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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003030

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53331

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2002 WASH. D.C. 354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEVIN DANN & PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 MADISON AVENUE, SUITE 4A
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID J. DEMPSEY - CHIEF FINANCIAL OFFICER — 212 901 4061
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID J. DEMPSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEVIN DANN & PARTNERS, LLC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

JENNIFER A. JONES
Notary Public, State of New York
No. 01JO6060828
Qualified in New York County
Commission Expires July 02, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevin Dann & Partners, LLC

Statement of Financial Condition

As of and for the year ended December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Members of
Kevin Dann & Partners, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Kevin Dann & Partners, LLC (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2002

Kevin Dann & Partners, LLC
Statement of Financial Conditon
December 31, 2001

Assets	
Cash and cash equivalents	$ 2,875,847
Receivable from brokers, dealers and clearing organization	366,114
Securities owned, at market value	221,700
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $43,884	315,039
Security deposit	236,736
Other assets	192,304
Total assets	$ 4,207,740
Liabilities and Members' Equity	
Payable to brokers, dealers and clearing organization	$ 80,692
Promissory note payable to former Preferred Interest Member	250,000
Accrued compensation and other expenses	818,691
Total liabilities	1,149,383
Members' equity	3,058,357
Total liabilities and members' equity	$ 4,207,740

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Principal activities

Kevin Dann & Partners, LLC (the "Company") is a limited liability company registered in Delaware. The members' liability is limited to their capital contributions. The Company has both Common and Series A Redeemable Preferred Interest Members.

The Company was founded in October 2000 and is engaged in institutional equities brokerage. The Company's revenues are derived primarily from commission revenues and from trading as principal in equity securities. The Company clears its transactions on a fully disclosed basis through Banc of America Securities LLC. On September 1, 2001, the Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. At December 31, 2001, the Company's cash and cash equivalents were deposited in three United States financial institutions.

Securities transactions

Transactions in securities, commission revenues and related expenses are recorded on a trade date basis. Securities owned are recorded at fair value based on quoted market values using close of business exchange quotations. Unrealized gains or losses on securities transactions are reflected in revenues from principal transactions.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Credit risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Fair value of financial instruments

The Company's financial instruments are cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and a promissory note payable to a former Preferred Interest Member. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short term nature. The recorded value of the promissory note payable approximates its fair value as interest approximates market rate.

Income taxes
The Company is not subject to federal and state income taxes. The members are liable for the payment of such income taxes based on the Company's taxable income. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

Fixed assets and leasehold improvements
Fixed assets and leasehold improvements are depreciated using the straight-line method over useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the asset, whichever is shorter.

Assets held under capital leases
Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organization

As of December 31, 2001, the receivable from and payable to brokers, dealers and clearing organization comprised:

	Receivable	Payable
Commissions	$ 115,647	$ 16,650
Executed but unsettled transactions	-	64,042
Cash held as collateral by clearing organization	250,467	-
	$ 366,114	$ 80,692

4. Securities Owned

As of December 31, 2001, the securities owned balance comprised of listed United States equities.

5. Promissory Note Payable

The promissory note payable has a maturity of December 31, 2002. The note bears interest at 8% per annum. It was issued in conjunction with the negotiated buy back of a Series A Redeemable Preferred Interest Member ("Preferred Interest Member") who received a premium in excess of the Member's cash contributed and preferred return.

6. Related Party

The Company has a management services arrangement with KD Advisors LLC. Under the terms of the arrangement, the Company receives a fee from KD Advisors LLC for providing various corporate and administrative services. The management fee for 2001 was $7,210. In addition, the Company made advances totaling $22,000 to KD Advisors LLC. Included in Other assets is an amount receivable of $29,210 from KD Advisors LLC.

7. Commitments

The Company has obligations under one lease agreement for office space which expires on March 23, 2008, and provides for minimum rental payments of the following amounts:

Year Ending December 31,	Future Minimum Payments
2002	$ 251,384
2003	258,593
2004	266,018
2005	273,665
2006	281,542
Thereafter	436,542
	$ 1,767,744

The leases contain provisions for rent escalation based on costs incurred by the lessor.

During the year, the Company entered into two non-cancelable sale-and-leaseback financing arrangements. Under the terms of the agreements, the Company sold certain machinery and equipment for $110,792, leasing it back from the purchaser for a period of two and three years, respectively. The Company has a bargain purchase option at the end of each lease term. The Company is accounting for the leasebacks as capital leases.

The cost of equipment under capital leases totaled $92,990 at December 31, 2001. Accumulated amortization of the leased equipment was approximately $17,802.

The future minimum annual rental payments required under the capital leases and the present value of the net minimum lease payments will be:

Year Ending December 31,	Future Minimum Payments
2002	$ 50,945
2003	37,620
2004	24,884
Total minimum lease payments	113,449
Less amount representing interest	17,732
Present value of net minimum lease payments	$ 95,717

8. Members' Capital

The Company has both Common and Preferred Interest Members as defined by the Company's Limited Liability Agreement, as amended. The Preferred Interest Members have made capital contributions to the Company. In consideration of their capital contributions, Preferred Interest Members are entitled to a stated cumulative preferred return on their Members' Capital Account which is payable annually from the net income of the Company until their capital contributions have been fully redeemed (redeemable at the sole discretion of the Company). Upon redemption of all preferred interests, the Preferred Interest Members shall automatically receive common interests. Common Interest Members do not receive capital distributions, except for allowable tax distributions, until the original capital contributions made by the Preferred Interest Members have been redeemed. The Limited Liability Agreement stipulates the redemption features for Common Interest Members. A capital withdrawal of $38,587 will be made in 2002 to Preferred Interest Members.

9. Net Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 12-1/2% of aggregate indebtedness, as defined. The 12-1/2% or $100,000 capital requirement is used for the first twelve months of business. At December 31, 2001, the Company had net capital of $2,266,934 which was $2,123,261 in excess of its required net capital of $143,673.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report Of Independent Accountants Of Internal Accounting Control Required By Sec Rule 17a-5

To the Members of
Kevin Dann & Partners, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Kevin Dann & Partners, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, for the period from September 1, 2001 (date the Company became a regulated broker dealer under the Securities Exchange Act of 1934) to December 31, 2001, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii);

2. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, New York
February 19, 2002